Exhibit (a)(5)(B)

Press	Release

Contacts:

Ronald W. Guire, Exec. Vice President, Chief Financial Officer

Thomas R. Melendrez, Sr. Vice President, Secretary

(510) 668-7000

Joele Frank, Managing Partner, Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman, Partner, Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

EXAR CORPORATION ANNOUNCES PRELIMINARY RESULTS OF ITS

MODIFIED DUTCH AUCTION SELF-TENDER OFFER

Fremont, California, August 24, 2005 – Exar Corporation (NASDAQ: EXAR), a leading provider of high-performance, mixed-signal silicon solutions for the worldwide communications infrastructure, announced the preliminary results of its modified Dutch Auction self tender offer, which expired on Tuesday, August 23, 2005 at 5:00 p.m. New York City time.

Exar expects to accept for payment 7,500,000 shares of its common stock at a purchase price of $16.00 per share pursuant to the terms of the offer and subject to final verification. These shares represent approximately 17.68% of the shares outstanding as of July 18, 2005. Because the number of shares tendered at or below the $16.00 purchase price exceeds the number of shares that Exar offered to purchase, the resulting estimated proration factor is approximately 79%.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 9,430,389 shares were properly tendered and not withdrawn at or below the purchase price of $16.00, including 2,244,421 shares tendered through notice of guaranteed delivery. The 7,500,000 shares expected to be purchased are comprised of the 7,058,823 shares Exar offered to purchase and 441,177 shares to be purchased pursuant to Exar’s right to purchase up to an additional 2% of its outstanding shares without extending the tender offer.

Shares tendered at prices between $16.25 and $17.00 per share will be returned to shareholders. In addition, based on the preliminary count, 2,192,029 shares (including 261,640 shares subject to conditional offers) were tendered at $16.00 or below but are expected to be returned to shareholders as a result of proration.

The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter.

SG Cowen & Co., LLC is acting as financial advisor and Georgeson Shareholder Communications, Inc. is acting as information agent for the offer. For questions and information, Exar’s stockholders may call the information agent toll free at 866-346-1016 (banks and brokers may call 212-440-9800).

About Exar

Exar Corporation designs, develops and markets high-performance, analog and mixed-signal silicon solutions for the worldwide communications infrastructure. Leveraging its industry-proven analog design expertise, system-level knowledge and standard CMOS process technologies, the Company provides OEMs innovative, highly-integrated ICs that facilitate the transport and aggregation of signals in access, metro and wide area networks. The Company’s physical layer silicon solutions address transmission standards such as T/E carrier, ATM and SONET. The Company also provides one of the industry’s most comprehensive families of serial communications solutions. Within this product offering, the low voltage and multi-channel universal asynchronous receiver transmitters are particularly well suited to support high data rate and increasing data transfer efficiency requirements for various industrial, telecom and computer server applications. In addition, the Company offers a portfolio of clock generation and clock distribution devices for a wide range of communications systems. The Company is based in Fremont, CA, had fiscal 2005 revenues of $57.4 million, and employs approximately 275 people worldwide. For more information about the Company visit: http://www.exar.com.